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                                                               Page 1 of 7 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
               AND AMENDMENTS THERTO FILED PURSUANT TO 13d-2(b)
                             (Amendment No. 2)/1/


                            RMH Teleservices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  749938 10 6
                        ------------------------------
                                 (CUSIP Number)

                                March 28, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)

----------------
/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13G

 CUSIP NO. 749938 10 6                                         Page 2 of 7 Pages
           -----------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS: Advanta Partners LP 23-2764932
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).



------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION    Advanta Partners LP-Pennsylvania
 4


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                          SOLE VOTING POWER                                 0
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER                               0
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER                            0
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER                          0
       WITH          8

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          0
 9

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                     0
11


------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          PN
12


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                                 SCHEDULE 13G
=====================                                         =================
CUSIP No. 749938 10 6                                         Page 3 of 7 Pages
=====================                                         =================

Item 1

     (a) Name of Issuer

                RMH Teleservices, Inc.

     (b) Address of Issuer's Principal Executive Offices

                40 Morris Avenue
                Bryn Mawr, PA 19010

Item 2

     (a) Name of Person Filing

                Advanta Partners LP

     (b) Address of Principal Business Office or, if none, Residence

                Welsh and McKean Roads
                P.O. Box 844
                Spring House, PA 19477-0844

     (c) Citizenship

                Pennsylvania

     (d) Title of Class of Securities

                Common Stock

     (e) CUSIP Number

                749938 10 6

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                Not Applicable

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


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                                 SCHEDULE 13G
=====================                                         =================
CUSIP No. 749938 10 6                                         Page 4 of 7 Pages
=====================                                         =================

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4. Ownership.

     (a)  Amount beneficially owned: 0

     (b)  Percent of class:  0%


     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of: 0

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                                 SCHEDULE 13G
=====================                                         =================
CUSIP No. 749938 10 6                                         Page 5 of 7 Pages
=====================                                         =================

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Advanta Partners LP and Raymond J. Hansell and MarySue Lucci Hansell were parties to a voting agreement (the "Voting Agreement"), pursuant to which Advanta Partners LP, on the one hand, and Mr. Hansell and Ms. Lucci, on the other, agreed to vote for two nominees of the other to the Company's Board of Directors. By its terms, the Voting Agreement terminated on March 8, 2000.

Item 9.  Notice of Dissolution of a Group

         As of March 28, 2000 Advanta Partners LP no longer owns any shares of Common Stock RMH Teleservices, Inc., and as of March 8, 2000, is not longer subject to the Voting Agreement described in Item 8 above. Any further filings with respect to transactions in the Common Stock of RMH Teleservices, Inc. will be filed, if required, by members of the group in their individual capacity.

Item 10. Certification

         Not Applicable
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                                 SCHEDULE 13G
=====================                                         =================
CUSIP No. 749938 10 6                                         Page 6 of 7 Pages
=====================                                         =================

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       April 13, 2000
                                              ----------------------------------
                                                            Date

                                              ADVANTA PARTNERS LP

                                              By:   ADVANTA GP CORP.,
                                                    general partner

                                                    /s/ Gary H. Neems
                                              ----------------------------------
                                                          Signature

                                                 Gary H. Veems, Vice President
                                              ----------------------------------
                                                          Name/Title